As filed with the Securities & Exchange Commission on June 16, 2010
Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DIONICS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware
(State or other jurisdiction of incorporation or organization)

11-2166744
(I.R.S. Employer Identification Number)

65 Rushmore Street
Westbury, New York 11590
(516) 997-7474
(Address and Telephone of Principal Executive Offices) (Zip Code)

Dionics, Inc.
2010 Consultant Stock Compensation Plan
(Full Title of Plan)

Bernard L. Kravitz, President
65 Rushmore Street
Westbury, New York 11590
(516) 997-7474
(Name, address and telephone number of agent for service)

Copies to:
David M. Kaye, Esq.
Kaye Cooper Fiore Kay & Rosenberg, LLP
30A Vreeland Road, Suite 230
Florham Park, New Jersey 07932
(973) 443-0600

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[X]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	4,000,000	$0.12	$480,000	$34.23
Total	4,000,000	N/A	$480,000	$34.23

(1) Represents shares of Common Stock issuable under the Dionics, Inc. 2010 Consultant Stock Compensation Plan. Further, pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement covers, in addition to the number of shares stated above, an indeterminate number of shares which may be subject to grant or otherwise issuable as a result of stock splits, stock dividends or similar transactions.

(2) Calculated in accordance with Rule 457(c) using the average of the high and low prices as reported on the OTCBB on June 14, 2010.

This Registration Statement has been prepared in accordance with the requirements of Form S-8 under the Securities Act of 1933 (the "Securities Act"), as amended, to register 4,000,000 shares of common stock, par value $.01 (the "Common Stock"), of Dionics, Inc. (the "Registrant") issuable pursuant to our 2010 Consultant Stock Compensation Plan (the "Consultant Stock Plan").

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.   **Plan Information**.

The documents containing the information required to be included in Part I of this Registration Statement will be given or sent to all persons who participate in the Consultant Stock Plan, as specified by Rule 428(b)(1) under the Securities Act. Such documents are not required to be filed with the Securities and Exchange Commission ("SEC") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. Such documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 2.   **Registrant Information and Employee Plan Annual Information**.

The Registrant will provide without charge, upon written or oral request, the documents incorporated by reference in Item 3 of Part II of this Registration Statement. These documents are incorporated by reference in the Section 10(a) prospectus. The Registrant will also provide without charge, upon written or oral request, all other documents required to be delivered to participants pursuant to Rule 428(b). Any and all such requests shall be directed to the President, at Dionics, Inc., 65 Rushmore Street, Westbury, New York 11590 or by telephone at (516) 997-7474.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   **Incorporation of Documents by Reference**.

The following materials are incorporated by reference herein in their entirety. In addition, all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents:

(a)   the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on March 31, 2010;

(b)   the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the SEC on May 13, 2010;

(c)   the description of the Company's Common Stock contained in the Company's Form 10 filed with the SEC on October 6, 1975, including any amendment or report filed for the purpose of updating such description.

A statement contained in any incorporated document shall be modified or superseded for the purposes of this Registration Statement if it is modified or superseded by a document which is also incorporated in this Registration Statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.   **Description of Securities**.

The class of securities to be offered hereby is registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Item 5.   **Interests of Named Experts and Counsel**.

Kaye Cooper Fiore Kay & Rosenberg, LLP ("Kaye Cooper") has passed on the legality of the shares of Common Stock offered hereby for the Registrant. David M. Kaye, a partner of Kaye Cooper, is a former director of the Registrant and owns 100,000 shares of the Registrant's Common Stock.

Item 6.   **Indemnification of Directors and Officers**.

Section 145 of the Delaware General Corporation Law contains various provisions entitling directors, officers, employees or agents of the Registrant to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, as the result of an action or proceeding (whether civil, criminal, administrative or investigative) in which they may be involved by reason of being or having been a director, officer, employee or agent of the Registrant provided said persons acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant (and, with respect to any criminal action or proceedings, had no reasonable cause to believe that the conduct complained of was unlawful).

Also, the Registrant's certificate of incorporation provides that the Registrant shall indemnify any director, officer or employee of the Registrant against the reasonable expenses, including attorneys fees and to the extent permitted by law, any amount paid in a court approved settlement, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding or in connection with any appeal therefrom, except in relation to matters in which it shall be adjudged that in such action, suit or proceeding that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Item 7.   **Exemption from Registration Claimed**.

Not applicable.

Item 8.   **Exhibits**.

Exhibit No.	Name of Exhibit	Incorporated by Reference to
5.1	Opinion letter of Kaye Cooper Fiore Kay & Rosenberg, LLP	*
10.1	Dionics, Inc. 2010 Consultant Stock Compensation Plan	*
23.1	Consent of Kaye Cooper Fiore Kay & Rosenberg, LLP, included in Opinion of Counsel filed as Exhibit 5.1	*
23.2	Consent of Michael F. Albanese, CPA	*

*   Filed herewith.

Item 9.   **Undertakings**.

The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i), and (1)(ii) do not apply if the Registration Statement is on Form S-8 and if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the

securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)   That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Westbury, New York on June 14, 2010.

DIONICS, INC.

By: /s/ Bernard L. Kravitz
             Bernard L. Kravitz,
             President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, each of the undersigned constitutes and appoints Bernard L. Kravitz, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bernard L. Kravitz Bernard L. Kravitz	President, Secretary, Treasurer and Director (Principal Executive Officer and Principal Financial Officer)	June 14, 2010
/s/ Jeff Teng Jeff Teng	Chairman of the Board and Director	June 14, 2010
/s/ Roy Teng Roy Teng	Director	June 14, 2010

Exhibit 5.1

KAYE COOPER FIORE KAY & ROSENBERG, LLP

ATTORNEYS AT LAW

30A VREELAND ROAD, SUITE 230

FLORHAM PARK, NEW JERSEY 07932

TELEPHONE (973) 443-0600

FACSIMILE (973) 443-0609

June 14, 2010

Dionics, Inc.
65 Rushmore Street
Westbury, New York 11590

Re: Registration Statement on Form S-8

Gentlemen:

We refer to the Registration Statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended, being filed by Dionics, Inc., a Delaware corporation, (the "Company"), with the Securities and Exchange Commission, relating to an aggregate of 4,000,000 shares (the "Shares") of the Company's Common Stock, par value $.01 per share (the "Common Stock") issuable pursuant to the Company's 2010 Consultant Stock Compensation Plan (the "Plan").

We have examined originals or photocopies or certified copies of such records of the Company and of public officials, and such other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such latter documents.

Based on our examination mentioned above, and relying upon statements of fact contained in the documents that we have examined, we are of the opinion that the Shares when issued in accordance with the Plan will be legally issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and its use as part of the Registration Statement.

Very truly yours,

/s/ Kaye Cooper Fiore Kay & Rosenberg, LLP

Kaye Cooper Fiore Kay & Rosenberg, LLP

Exhibit 10.1

DIONICS, INC.

2010 CONSULTANT STOCK COMPENSATION PLAN

1.   PURPOSE

The Dionics, Inc. 2010 Consultant Stock Compensation Plan (the "Plan") is intended to promote the interests of Dionics, Inc., a Delaware corporation (the "Company"), and any Subsidiary, by offering those outside consultants or advisors of the Company or any Subsidiary who assist in the development and success of the business of the Company or any Subsidiary, the opportunity to participate in a compensation plan designed to reward them for their services and to encourage them to continue to provide services to the Company or any Subsidiary.

2.   DEFINITIONS

For all purposes of the Plan, the following terms shall have the following meanings:

"Board" means the Board of Directors of the Company.

"Committee" means a committee of two or more Directors of the Company, appointed by the Board, to administer and interpret the Plan; provided that the term "Committee" will refer to the Board during such times as no Committee is appointed by the Board.

"Common Stock" means Dionics, Inc. common stock, $.01 par value.

"Conditional Shares" means shares of Common Stock awarded under the Plan subject to conditions imposed by the Committee (as defined herein) or the conditions set forth in Section 6.2 or both.

"Subsidiary" means any company of which Dionics, Inc. owns, directly or indirectly, the majority of the combined voting power of all classes of stock.

"Unconditional Shares" means shares of Common Stock awarded under the Plan subject to no conditions.

3.   ADMINISTRATION

The Committee, if appointed by the Board, will administer the Plan. If the Board, in its discretion, does not appoint such a Committee, the Board itself will administer the Plan and take such other actions as the Committee is authorized to take hereunder; provided that the Board may take such actions hereunder in the same manner as the Board may take other actions under the Company's articles of incorporation and by-laws generally.

The Company or any Subsidiary will recommend to the Committee persons to whom shares may be awarded. The Committee shall make all final decisions with respect to the persons to whom awards shall be granted ("Participants"), the number of shares that shall be covered by each award, the time or times at which awards shall be granted, the timing of when awards shall vest, the terms and provisions of the instruments by which awards shall be evidenced, the interpretation of the Plan and all determinations necessary or advisable for its administration.

4.   *ELIGIBILITY*

Only individuals who are outside consultants or advisors (or directors, officers, partners or employees of such outside consultants or advisors) of the Company or any Subsidiary that provide bona fide services to the Company shall be granted awards, provided such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company's securities.

5.   *STOCK SUBJECT TO THE PLAN*

The stock, which may be awarded pursuant to the Plan, shall be shares of Common Stock. When shares of Common Stock are awarded, the Company may award authorized but unissued Common Stock, or the Company may award issued Common Stock held in its treasury. The total number of shares of Common Stock, which may be granted under the Plan, shall not exceed 4,000,000 shares in the aggregate. Any shares awarded and later forfeited are again subject to award under the Plan.

6.   *SHARE AWARDS*

6.1   *Grant of Share Awards*

The Committee may award to Participants Unconditional Shares and Conditional Shares. The Committee will determine for each Participant selected to be awarded Unconditional Shares and Conditional Shares the time or times when Unconditional Shares or Conditional Shares shall be awarded and the number of shares of Common Stock to be covered by each Unconditional Shares or Conditional Shares award. Unless expressly specified as Conditional Shares by the Committee, all shares of Common Stock awarded under the Plan shall be Unconditional Shares. No Unconditional Shares or Conditional Shares shall be awarded except for services performed or for services to be performed. Before Unconditional Shares or Conditional Shares shall be awarded, the Committee must determine that the consideration received or to be received for the shares to be issued is adequate. The judgment of the Committee as to the adequacy of the consideration received for the shares issued is conclusive in the absence of actual fraud in the transaction. When the Company receives the consideration for which the Committee authorized the issuance of shares, the shares issued shall be fully paid.

6.2   *Conditions*

Shares of Common Stock issued to a Participant, as a Conditional Shares award, will be subject to the following conditions as well as all other conditions imposed by the Committee ("Share Conditions"):

(a) Except as set forth in Paragraphs 6.4 and 6.5, if Share Conditions are not satisfied, Conditional Shares will be forfeited and returned to the Company. In such case, all rights of the Participant to such Conditional Shares will terminate without any payment of consideration by the Company or the Subsidiary with which the Participant is associated.

(b) During the condition period ("Condition Period") relating to a Conditional Share award none of the Conditional Shares subject to such award may be sold, assigned, bequeathed, transferred, pledged, hypothecated or otherwise disposed of in any way by the Participant.

(c) The Committee may require the Participant to enter into an escrow agreement providing that the certificates representing Conditional Shares granted pursuant to the Plan will remain in the physical custody of the Company or the applicable Subsidiary or an escrow holder during the Condition Period.

(d) Certificates representing Conditional Shares granted pursuant to the Plan may bear a legend making an appropriate reference to the conditions imposed on the Conditional Shares.

(e) The Committee may impose other conditions on any Conditional Shares granted pursuant to the Plan as it may deem advisable, including without limitations, restrictions under the Securities Act of 1933, as amended, under the requirements of any stock exchange upon which such share or shares of the same class are then listed and under any state securities laws or other securities laws applicable to such shares.

6.3   *Rights of a Stockholder*

Except as set forth in Paragraph 6.2(b), the recipient of a Conditional Share award will have all of the rights of a stockholder of the Company with respect to the Conditional Shares, including the right to vote the Conditional Shares and to receive all dividends or other distributions made with respect to the Conditional Shares.

6.4   *Lapse of Conditions*

In the event of the termination of association of Participant with the Company or any Subsidiary during the Condition Period by reason of death, disability, or termination of association, the Committee may, at its discretion, remove Share Conditions on Conditional Shares.

Conditional Shares to which the Share Conditions have not so lapsed will be forfeited and returned to the Company as provided in Paragraph 6.2(a).

6.5   *Lapse of Conditions at Discretion of the Committee*

The Committee may shorten the Condition Period or remove any or all Share

Conditions if, in the exercise of its absolute discretion, it determines that such action is in the best interests of the Company and equitable to the Participant.

6.6 *Listing and Registration of Shares*

The Company may, in its reasonable discretion, postpone the issuance and/or delivery of any shares of Common Stock awarded pursuant to the Plan until completion of stock exchange listing, or registration, or other qualification of such shares under any law, rule or regulation.

6.7 *Designation of Beneficiary*

A Participant may, with the consent of the Committee designate a person or persons to receive, in the event of death, any shares of Common Stock to which such Participant would then be entitled pursuant to the Plan. Such designation will be made upon forms supplied by and delivered to the Committee and may be revoked in writing by the Participant. If a Participant fails effectively to designate a beneficiary, then such Participant's estate will be deemed to be the beneficiary.

7. *CAPITAL ADJUSTMENTS*

The total number of shares of Common Stock that may be granted under the Plan shall be proportionally adjusted to reflect, subject to any required action by stockholders, any stock dividend or split, recapitalization, merger, consolidation, spin-off, reorganization, combination or exchange of shares or other similar corporate change.

8. *CHANGE OF CONTROL*

Notwithstanding the provisions of Section 6, in the event of a change of control, all Share Conditions on all Conditional Shares will lapse. For purposes of the Plan, a "Change of Control" of the Company shall be deemed to have occurred at such time as (a) any "person" (as that term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934), becomes the "beneficial owner" (as defined in Rule 13d-3 under the foregoing act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's outstanding securities ordinarily having the right to vote at the election of directors; or (b) individuals who constitute the Board on the date hereof (the "Incumbent Board") cease for any reasons to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election was approved by at least a majority of the directors comprising the Incumbent Board, or whose nomination or election was approved by a majority of the Board serving under an Incumbent Board, shall be, for purposes of this clause (b), considered as if he or she were a member of the Incumbent Board; or (c) merger, consolidation or sale of all or substantially all the assets of the Company occurs, unless such merger or consolidation shall have been affirmatively recommended to the Company's stockholders by a majority of the Incumbent Board; or (d) a proxy statement soliciting proxies from stockholders of the Company by someone other than the current management of the Company seeking stockholder approval of a plan of reorganization, merger or consolidation of the Company with one or more corporations as a result of which the outstanding shares of the Company's securities are actually exchanged for or converted into cash or property or securities not issued by the Company unless the reorganization, merger or consolidation shall have been affirmatively recommended to the Company's stockholders by a majority of the Incumbent Board.

9.   *APPROVALS*

The issuance of shares pursuant to the Plan is expressly conditioned upon obtaining all necessary approvals from all regulatory agencies from which approval is required.

10.   *EFFECTIVE DATE OF PLAN*

The effective date of the Plan is June 10, 2010.

11.   *TERM AND AMENDMENT OF PLAN*

The Plan shall expire on June 10, 2015 (except to Conditional Shares outstanding on that date). The Board may terminate or amend the Plan in any respect at any time, except no action of the Board, the Committee or the Company's stockholders, however, may, without the consent of a Participant, alter or impair such Participant's rights under any Conditional Shares previously granted.

12.   *NO RIGHT OF ASSOCIATION*

Neither the action of the Company in establishing the Plan, nor any action taken by the Board or the Committee or any Subsidiary, nor any provision of the Plan itself, shall be construed to limit in any way the right of the Company or any Subsidiary to terminate a Participant's association with the Company or any Subsidiary at any time.

13.   *WITHHOLDING TAXES*

The Company or any Subsidiary, as applicable, shall have the right to deduct withholding taxes from any payments made pursuant to the Plan or to make such other provisions as it deems necessary or appropriate to satisfy its obligations to withhold federal, state or local income or other taxes incurred by reason of payment or the issuance of Common Stock under the Plan. Whenever under the Plan, Common Stock is to be delivered upon vesting of Conditional Shares, the Committee shall be entitled to require as a condition of delivery that the Participant remit or provide for the withholding of an amount sufficient to satisfy all federal, state and other government withholding tax requirements related thereto.

14.   *PLAN NOT A TRUST*

Nothing contained in the Plan and no action taken pursuant to the Plan shall create or be construed to create a trust of any kind, or a fiduciary relationship, between the Company and any Participant, the executor, administrator or other personal representative, or designated beneficiary of such Participant, or any other persons.

15.   *NOTICES*

Each Participant shall be responsible for furnishing the Committee with the current and proper address for the mailing of notices and delivery of Common Stock pursuant to the Plan. Any notices required or permitted to be given shall be deemed given if addressed to the person to be notified at such address given to the Committee by such person and mailed by regular mail, and prepaid. If any item mailed to such address is returned as undeliverable to the addressee, mailing will be suspended until the Participant furnishes the proper address. This provision shall not be construed as requiring the mailing of any notice or notification if such notice is not required under the terms of the Plan or any applicable law.

16.   *SEVERABILITY OF PROVISIONS*

If any provisions of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Plan shall be construed and enforced as if such provisions had not been included.

17.   *HEADINGS AND CAPTIONS*

The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

18.   *CONTROLLING LAW*

The Plan shall be construed and enforced according to the laws of the State of Delaware to the extent not preempted by federal law, which shall otherwise control.

19.   *ENFORCEMENT OF RIGHTS*

In the event the Company or a Participant is required to bring any action to enforce the terms of the Plan, the prevailing party shall be reimbursed by the non-prevailing party for all costs and fees, including actual attorney fees, for bringing and pursuing such action.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

I hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of my report dated March 27, 2010, with respect to the audited financial statements of Dionics, Inc. for the years ended December 31, 2009 and 2008, included in Dionics, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009.

/s/ Michael F. Albanese, CPA
Michael F. Albanese, CPA

Parsippany, New Jersey
June 14, 2010